DISCOVER the difference

January 17, 2017

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capital Senior Living Corporation Form 8-K Filed August 2, 2016 File No: 1-13445

Dear Mr. Spirgel:

This letter sets forth the response of Capital Senior Living Corporation (the “Company”) to the comment letter dated December 22, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above-captioned Form 8-K. For the convenience of the Staff, we have set forth below, in bold-face type, the text of the comment in the Comment Letter followed by the Company’s response thereto.

Form 8-K filed August 2, 2016

Exhibit 99.1

1.
We have read your response to comment 2 and we believe that you r non-GAAP presentation of EBITDAR that excludes lease expense is inconsistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise in your next earnings release.

The Company has reviewed the guidance within Question  100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016, which says that measures that add back normal, recurring cash operating expenses necessary to run the business could be misleading. The Company does not believe that the adjustments related to operating leases are misleading or are inappropriately adjusting for normal, recurring, cash operating expenses that are necessary to run the business. We currently operate 129 senior living communities, of which 79 are owned and 50 are leased from various Real Estate Investment Trusts (“REITS”). Although the leases are operating leases for accounting purposes, they have effectively served as financing arrangements for the Company as it has increased the number of its communities. For the same reason, we do not believe that the related rent expense is “necessary” to operate the business. Depending on market conditions and other factors, the Company will finance the acquisition of a community with either mortgage loans or operating lease transactions such that we could effectively operate our business without rent expense if all our properties were financed with mortgages. It has become more economical over time for the Company to purchase properties with indebtedness, and we have shifted our capital structure to favor more mortgage loans as opposed to facility leases over the past several years. In fact, if we no longer presented EBITDAR, based upon our current strategy our EBITDA would grow in future periods as a result of these financing decisions which have no bearing on our operations, such as our recent announcement that we have reached an agreement to buy four communities that we currently lease. Therefore, since they are effectively financing instruments, the Company believes

14160 Dallas Parkway Ste 300  |  Dallas, TX 75254  |   t 972-770-5600  |  f  972-770-5666  |  capitalsenior.com

that the operating leases are viewed differently by investors than normal, recurring, cash operating expenses necessary to operate the business, such as employee costs.

The purpose of the adjustments to remove rent expense and capitalize the Company’s existing operating leases as part of its Adjusted EBITDAR calculation is to provide a more meaningful comparison with the Company’s peers and to account for differences in capital structure and leasing arrangements, highlighting operating margin differences between business models. We believe that EBITDAR is a well understood and accepted non-GAAP measure by users of financial reports including investors and valuation specialists. For example, valuation specialists may value companies in our industries and others using a multiple of EBITDAR to neutralize the effect of these capital decisions which could vary by company. Research analysts covering the senior living operator industry (i) understand the purpose of the Company’s operating leases and their interchangeability with mortgage loans and (ii) have recognized EBITDAR and Adjusted EBITDAR as a preferred valuation metric because of its usefulness in normalizing capital structure and highlighting operating margin differences between business models. See, for example, the analyst report supplementally provided to the Staff in accordance with Rule 12b-4 under the Exchange Act.

Adjusted EBITDAR is also used to evaluate the operating performance of the Company. For example, the Company’s compensation programs and bonuses for certain of its officers, including the Company’s named executive officers, are partially based on the achievement of Adjusted EBITDAR targets. Finally, measures similar to Adjusted EBITDAR are utilized in the calculation of the financial covenants contained in the Company’s lease arrangements.

The Company acknowledges that Adjusted EBITDAR is a non-GAAP measure and should be considered in addition to, and not as a substitute for net earnings or other financial measures as determined in accordance with GAAP. In the future, the Company will clarify its disclosure, including the additional information described above, to describe the Company’s rationale for excluding rent expense from the calculation of Adjusted EBITDAR, including the Company’s view of the mortgage loans and facility leases as financing arrangements, the similarities of facility lease and interest expense and that the adjustments are useful to normalize capital structure, assess the performance of the Company’s core operations and promote comparability with the Company’s peers.

Thank you for your consideration of our views. Because the Company expects to issue its next earnings release on or about February 28, 2017, the Company would appreciate the Staff’s prompt attention to its response. Please advise us if we can provide any further information or assistance to facilitate your review, and please do not hesitate to contact me at (972) 770-5600 with any questions or concerns.

Sincerely,

/s/ CAREY P. HENDRICKSON

Carey P. Hendrickson Senior Vice President and Chief Financial Officer Capital Senior Living Corporation

cc:	Claire DeLabar, Staff Accountant Terry French, Accountant Branch Chief Courtney Lindsay II, Staff Attorney John C. Kennedy Paul, Weiss, Rifkind, Wharton & Garrison LLP